UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006.
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number 001-32324

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U-Store-It Mini Warehouse Co.

401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U-Store-It Trust

6745 Engle Road

Suite 300

Cleveland, OH 44130-7993

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and the Plan Committee of U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cleveland, Ohio

July 12, 2007

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS

INVESTMENTS, AT FAIR VALUE
U-Store-It Trust Common Stock	$17,179	$—
Deposits with insurance company:
Guaranteed Interest Account	184,482	254,904
Pooled separate accounts:
Money Market Account	616,983	525,582
Bond & Mortgage Account	197,604	205,968
Bond Emphasis Balanced Account	93,473	97,345
Diversified International Account	281,279	246,065
Fidelity Advisor Mid Cap Growth II Account	90,373	124,928
Large Cap Blend I Account	59,420	104,486
Large Cap Growth II Account	78,813	113,950
Large Cap Stock Index Account	270,037	375,790
Large Cap Value I Account	74,983	124,768
Mid Cap Value I Account	117,757	112,763
Small Cap Growth III Account	55,741	103,941
Small Cap Value Account	38,582	49,363
Small Company Blend Account	109,426	113,629
Stock Emphasis Balanced Account	121,261	109,568

NET ASSETS AVAILABLE FOR BENEFITS	$2,407,393	$2,663,050

The accompanying notes are an integral part of these financial statements.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

2006
ADDITIONS
Investment income:
Interest and dividend income	$6,538
Net appreciation in fair value of investments:
Guaranteed Interest Account	4,247
Pooled separate accounts	259,855
U-Store-It Trust Common Stock	4,384

Total investment income	275,024

Contributions:
Participants	466,352
Employer	77,755
Rollovers	12,435

Total contributions	556,542

Total additions	831,566

DEDUCTIONS
Benefits paid directly to participants	1,052,564
Administrative expenses	34,659

Total deductions	1,087,223

NET DECREASE	(255,657)

NET ASSETS AVAILABLE FOR BENEFITS – BEGINNING OF YEAR	2,663,050

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$2,407,393

The accompanying notes are an integral part of these financial statements.

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1.          Description of the Plan

The following description of the U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan.

General:

The Plan is a defined contribution (401(k) salary deferred) plan which provides savings benefits to eligible employees.  Under the Plan, all employees of U-Store-It Mini Warehouse Co. (Company) who have met eligibility requirements can participate in the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act (ERISA), as amended.

Subsequent to year end, the Plan was amended and restated effective March 1, 2007.  A description of the changes affecting participation, contributions, and vesting is included at Note 10.

Participation:

An eligible employee may elect to participate in the Plan on the first day of January, April, July or October coincident with or following attainment of the age of 21 and completion of at least 1,000 hours of service during an eligibility computation period.

Contributions:

Participating employees may elect to contribute up to 100% of eligible compensation on a pre-tax basis.  These elective pre-tax contributions may not exceed federally established limits on an annual basis.  The Company may elect to make matching contributions and additional discretionary contributions.  For 2006 and 2005, the Company’s matching contribution for a participant was 20% of the first 20% of the participant’s elective deferral contribution.  No additional discretionary contribution was made for 2006 or 2005 by the Company.

Vesting:

The participants’ contributions and earnings thereon are fully vested at all times.  Employer contributions are fully vested upon the occurrence of certain events, or vesting is based on years of continuous service in accordance with the following schedule:

Years of Plan	Vested
Participation	Percentage

1 Year or Less than 1 Year	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Participant Accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings of the investments the participant has selected.  The account is then charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are used to pay plan expenses, then to offset Company contributions.  Company contributions were reduced by $13,576 from forfeited nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits:

On termination of service, a participant receives a lump sum amount equal to the value of the participant’s vested interest in his or her account.

Investment Options:

All Plan investments are investment alternatives in the Principal Life Insurance Company (Principal) group annuity contract or in employer stock.  Participants designate individual investment elections for both employee and employer contributions among the available alternatives.

Note 2.          Summary of Accounting Policies

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation:

The Plan participates in a flexible investment group annuity contract with Principal, the custodian, which consists of a guaranteed investment contract (the Guaranteed Interest Account) and pooled separate accounts.  The guaranteed investment contract is valued at estimated fair value as determined by Principal, because it is not considered fully benefit responsive.  The investments in pooled separate accounts are recorded at estimated fair value as determined by Principal based on its valuation of the underlying securities as of the last day of the plan year.  Company stock is stated at fair value using quoted market prices on the last day of the plan year.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits:

Benefits are recorded when paid

Administrative Expenses:

Administrative expenses are payable by the Company or the Plan at the Company’s discretion. Various fees and expenses are currently being charged directly to the Plan.

Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.

Note 3.         Investments

Investments exceeding 5 percent or more of the Plan’s net assets are disclosed in the statements of net assets available for benefits.

Note 4.         Risks and Uncertainties

The Plan holds various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 5.         Plan Termination

The Company reserves the right to alter, amend or terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.  Presently, there is no intention on the part of the Company to terminate the Plan.

Note 6.         Tax Status

The Internal Revenue Service has determined and informed the preparer of the Plan’s document used by the Company, in a letter dated July 22, 2003, that the Plan is qualified under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not generally subject to the tax under present income tax laws.  The Plan has been amended since receiving its determination letter.  However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7.         Guaranteed Interest Account Surrender Charges

If all or a portion of a Guaranteed Interest Account is surrendered (not dependent upon the death, termination of employment, disability or retirement of a member), the amount available will be reduced by a surrender charge equal to the following:

(a)               If the guaranteed interest rate in effect for contracts of this class for the date of surrender is equal to or less than the composite guaranteed rate for such account there is no charge.

(b)              If the guaranteed interest rate in effect for contracts of this class for the date of surrender is greater than the composite guaranteed rate for such account, such charge is equal to

1)                   the difference between such guaranteed interest rate for such date of surrender and such composite guaranteed rate multiplied by

2)                   the number of years (including fractional parts of a year) remaining in the guarantee period for such guaranteed interest account multiplied by

3)                   the amount being surrendered.

If the entire account is surrendered, such Guaranteed Interest Account will be applied on the date of surrender and the difference between the amount applied and the surrender charge, if any, determined above will be paid or transferred.

Note 8.         Related Party Transactions

The Plan’s investments include a guaranteed investment contract and shares of pooled separate accounts managed by Principal.  Principal is the custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative fees paid to Principal totaled $34,659.

The parent company of U-Store-It Mini Warehouse Co. is U-Store-It Trust (NYSE: YSI).  The investment alternative of YSI Common Stock was added effective January 1, 2006 for both employee elective deferrals and employer matching contributions.  At December 31, 2006, the Plan held 836 shares of YSI common stock with a value of $17,179.  Included in interest and dividend income was $1,239 of dividends on YSI stock.  During the year, the Plan sold shares with a cost of $53,709 for a loss of $1,577.

Note 9.         Plan Amendment

Effective January 1, 2006, the Plan was amended to allow participation in Separate Accounts that invest in funds other than Principal’s and in other authorized investments such as employer securities.

Note 10.   Subsequent Events

Effective March 1, 2007, the Plan was amended and restated as follows:  (a)  the eligibility requirement was changed from one year of service (1000 hours) to the first of the month following 30 days of employment; (b)  the automatic deferral percentage was increased from 1% to 2%; (c)  the service requirement for employer match contributions was changed from one year of service to six months; (d)  the match formula was changed from 20% of the first 20% of compensation deferred to 50% of the first 6% of compensation deferred; and (e)  the vesting schedule for employer contributions was reduced from  six years to two years.

SUPPLEMENTAL SCHEDULE

U-STORE-IT MINI WAREHOUSE CO.

401(k) RETIREMENT SAVINGS PLAN

EMPLOYER NO. 34-1203634

PLAN NO. 001

SCHEDULE H, LINE 4i -SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

			Current
(a)	(b) Identity of Party	(c) Description of Investment	(e) Value

*	Principal Life Insurance Company	Insurance Company Guaranteed Interest	$184,482

*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	616,983
		Bond & Mortgage Account	197,604
		Bond Emphasis Balanced Account	93,473
		Diversified International Account	281,279
		Fidelity Advisor Mid Cap Growth II Account	90,373
		Large Cap Blend I Account	59,420
		Large Cap Growth II Account	78,813
		Large Cap Stock Index Account	270,037
		Large Cap Value I Account	74,983
		Mid Cap Value I Account	117,757
		Small Cap Growth III Account	55,741
		Small Cap Value Account	38,582
		Small Company Blend Account	109,426
		Stock Emphasis Balanced Account	121,261

*	U-Store-It Trust	U-Store-It Trust Common Stock	17,179

*     Represents a party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

U-Store-It Mini Warehouse Co. 401(k) Retirement Savings Plan

Date: July 16, 2007	By:	/s/ Timothy Martin
Timothy Martin
Senior Vice President and Chief Accounting Officer
U-Store-It Trust